SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Republic Services, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:  1900 L Street, N.W. Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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April 19, 2022

At the Republic Services (NYSE: RSG) Annual Meeting on May 16, 2022, please vote FOR the

“Shareholder Proposal to Amend the Company’s Clawback Policy for Senior Executives” (Proposal 4).

Dear Republic Services shareholder:

We urge you to vote FOR the “Shareholder Proposal to Amend the Company’s Clawback Policy for Senior Executives” (Proposal 4):

  The proposal asks that the board to amend Republic’s compensation clawback policy to add that the executive compensation may be recouped if: (a) a senior executive engaged in conduct that resulted in a violation of law or Republic’s policy, and that caused financial or reputational harm to the company; or (b) a senior executive failed in his or her responsibility to manage conduct or risks and such failure contributed to financial or reputational harm.
  Republic Services’ updated clawback policy is not robust enough to cover a board range of clawback scenarios: it contains language that considerably raises the standard necessary for clawing back compensation, allows the compensation committee a large degree of discretion, and does not require disclosure of rationale when the board decides not to pursue a clawback.

Republic Services, like many publicly traded companies, has a clawback policy that seeks to recoup incentive compensation that was paid to executives in situations where such action is warranted, for example the clawback of millions in pay to former CEO of Wells Fargo John Stumpf and former head of sales Carrie Tolstedt in 2017, or even more recently former CEO of McDonald’s Steve Easterbrook.

This year, the company has announced changes to its clawback policy that they believe sufficiently strengthens it. We disagree and view these changes as only a marginal improvement. In reality, the policy remains written in such a way that makes the standard for triggering a clawback remains high and the new policy still grants too much discretion to the board. It is unlikely that if Republic Services were to have an event similar to Wells Fargo or McDonald’s that their updated clawback would allow them to recoup pay from executives.

The revised clawback policy’s wording still maintains too high a standard to cover a broad range of possible recoupment scenarios and maintains too much board discretion.

With these types of policies a few words can make all the difference, and the policy uses specific words that raise the standard to utilize the clawback significantly. For example, words like: a) “material” noncompliance, which is somewhat vague and subjective and could neuter the policy by narrowing it; b)

“willful” misconduct, which is too high a standard as it does not cover when executives may be negligent in performing assigned duties but did not do so willfully; and c) “intentional misconduct” which is a very high standard requiring a violation of some clearly defined norm and some settings requiring an intent to violate such a norm (for example, in situations of corporate malfeasance). Furthermore, the Talent & Compensation Committee appears to have a large degree of discretion/use of mitigating factors to determine if a clawback is appropriate. The committee can, for example, determine the level of responsibility even if an executive was convicted of a felony.

1900 L Street NW, Suite 900, Washington, DC 20036

S O C I N V E S T M E N T G R O U P . C O M

(202) 721-0660

The revised clawback policy disclosure requirements could be more robust.

Finally, our proposal urges disclosure not only when the Talent & Compensation Committee decides to clawback executive pay, but also when that committee decides not to pursue a clawback. The company’s current policy is silent on disclosures.

In conclusion, Republic Services’ revised clawback is still not adequate enough to cover many possible recoupment situations. We therefore encourage you to support a more robust clawback policy that could deter costly, bad decision-making by corporate executives by voting FOR the “Shareholder

Proposal to Amend the Company’s Clawback Policy for Senior Executive” (Proposal 4).

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Republic Service’s instructions.